FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 NOTICE OF REDEMPTION
Dated 2 July 2026

US$2,300,000,000 5.887% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (CUSIP No. 404280DZ9; ISIN: US404280DZ92)* (the 'Fixed/Floating Rate Notes') and US$700,000,000 Floating Rate Senior Unsecured Notes due 2027 (CUSIP No. 404280DY2; ISIN: US404280DY28)* (the 'Floating Rate Notes' and, together with the Fixed/Floating Rate Notes, the 'Securities')

* No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Securities, and the Par Redemption (as defined below) shall not be affected by any defect in or omission of such numbers.

To:      The Holders of the Securities
            The New York Stock Exchange

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES IN A TIMELY MANNER.

The Securities have been issued pursuant to an indenture dated as of 26 August 2009 (as amended or supplemented from time to time, the 'Base Indenture'), between HSBC Holdings plc, as issuer (the 'Issuer'), The Bank of New York Mellon, London Branch, as trustee (the 'Trustee'), and HSBC Bank USA, National Association, as paying agent and registrar ('HSBC Bank USA'), as supplemented and amended by a twenty-ninth supplemental indenture dated as of 14 August 2023 (the 'Twenty-Ninth Supplemental Indenture' and, together with the Base Indenture, the 'Indenture') among the Issuer, the Trustee and HSBC Bank USA as paying agent, registrar and calculation agent. Capitalised terms used and not defined herein have the meanings ascribed to them in the Indenture.

The Issuer has elected to redeem the Securities in whole in accordance with the terms of the Indenture and the Securities (the 'Par Redemption').

Pursuant to Section 11.04 of the Base Indenture and Sections 2.01, 2.02, 3.01, 3.02, 4.01 and 4.02 of the Twenty-Ninth Supplemental Indenture, the Issuer hereby provides notice of the following information relating to the Par Redemption:

●
The redemption date for the Securities shall be 14 August 2026 (the 'Redemption Date').
●
The redemption price for the Securities shall be US$1,000 per US$1,000 principal amount of the Securities (the 'Redemption Price').
●
Additionally, in accordance with the terms of the Indenture, as the Redemption Date is an Interest Payment Date:
i.
all accrued but unpaid interest from (and including) 14 February 2026 to (but excluding) the Redemption Date will be payable to the holders of record of the Fixed/Floating Rate Notes as of 30 July 2026, the Regular Record Date (the 'Fixed/Floating Rate Notes Interest Payment'); and
ii.
all accrued but unpaid interest from (and including) 14 May 2026 to (but excluding) the Redemption Date will be payable to the holders of record of the Floating Rate Notes as of 30 July 2026, the Regular Record Date (the 'Floating Rate Notes Interest Payment').
●
Subject to any conditions and/or the limited circumstances contained in the Twenty-Ninth Supplemental Indenture, on the Redemption Date the Redemption Price and the Fixed/Floating Rate Notes Interest Payment or the Floating Rate Notes Interest Payment, as applicable, shall become due and payable upon each such Security to be redeemed and interest thereon shall cease to accrue on and after such date.
●
Securities should be surrendered at the registered office of HSBC Bank USA at 66 Hudson Boulevard East, 545W9, New York, NY 10001, Attention: Issuer Services.

Questions relating to this Notice of Redemption should be addressed to HSBC Bank USA via e-mail at CTLANYDealManagement@us.hsbc.com, at its registered office or via telephone at +1 201 217 8417.

IMPORTANT TAX INFORMATION
EXISTING US FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE ('IRS') FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO PENALTIES FOR FAILURE TO PROVIDE SUCH NUMBER.

Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 02 July 2026